Skadden, Arps, Slate, Meagher & Flom llp

Via EDGAR Sonia Gupta Barros Assistant Director	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com October 13, 2015
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Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Four Corners Property Trust, Inc.
Form 10
Filed September 24, 2015
File No. 001-37538

Dear Ms. Barros:

On behalf of Four Corners Property Trust, Inc. (the “Company” or “Four Corners”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated October 9, 2015 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-37538) that was filed on September 24, 2015 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the September 24, 2015 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
October 13, 2015

Dividend Policy, page 54

1.
Your presentation of the cash you expect to be available for distribution is based on funds from operations. We have accepted funds from operation as a performance measure. See our Compliance and Disclosure Interpretation 102.01. Your discussion of your dividend policy should be revised so that it is not implied that your dividend will be based solely on funds from operations. Please revise your disclosure in this section to provide an appropriate presentation of your expected cash available for distribution.

Response: In response to the Staff’s comment, we have revised our disclosure to include the requested information under “Dividend Policy” on pages 55 to 57 of the Information Statement.

Four Corners’ Unaudited Pro Forma Consolidated Financial Data, page 59

2.
We note your response to comment 14 of our letter. To the extent that you are able to estimate the Purging Distribution, please revise your filing to disclose this estimate and the basis for your estimate. To the extent you are not able to estimate the Purging Distribution, revise to disclose that fact and tell us why you are not able to provide an estimate at this time.

Response: In response to the Staff’s comment, we have revised our disclosure to include the requested information under “The Spin-Off—The Purging Distribution” on page 48 and “Four Corners’ Unaudited Pro Forma Consolidated Financial Data” on page 63 of the Information Statement.

3.	We note you do not give effect to the Transition Services Agreement. Please tell us the expected term of this agreement and the anticipated expense associated with this agreement.

Response: The term of the Transition Services Agreement will not exceed one year. The expected duration of each service to be provided is set forth in the Services Attachment to the Transition Services Agreement. Please see page 17 onwards of Exhibit 10.4 which was filed with Amendment No. 2 to the Form 10 that was filed on October 2, 2015 (“Amendment No. 2”). The duration of each service to be provided can be extended if the parties mutually agree. Based on initial agreed upon durations of services to be provided under the Transition Services Agreement, the annual expense incurred by Four Corners under that agreement for the first year following the distribution date is expected to be $382,335, assuming that all of the services are utilized by Four Corners. Such amount is not significant to the results of operations or financial condition of Four Corners on a consolidated basis.

Business and Properties

Four Corners Properties Summary, page 87

Sonia Gupta Barros
U.S. Securities and Exchange Commission
October 13, 2015

4.
We note that “Average Lease Expiration Date” is defined as the average ending date of the Lease if all available renewals are exercised. We further note your disclosure elsewhere in the document indicating that your Leases generally allow renewals at the option of the tenant. Please revise your disclosure in this table to also show the average lease expiration date assuming no renewals are exercised.

Response: In response to the Staff’s comment, we have revised our disclosure to include the requested information under “Business and Properties—Four Corners Properties Summary” on page 91 of the Information Statement.

Leases with Darden, page 92

5.
We note your disclosure that, under your Leases, Darden will have a right of first offer with respect to your sale of any Property and you will be prohibited from selling any Properties to (i) any nationally recognized casual or fine dining brand restaurant or entity operating the same or (ii) any other regionally recognized casual or fine dining brand restaurant or entity operating the same, with 25 or more units. Please revise your disclosure under “Risk Factors” to specifically address risks arising from this arrangement, including without limitation the potential impact on your ability to sell the Properties, to the extent you believe such risks to be material.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 36 and 37 under the risk factor captioned “Real estate investments are relatively illiquid and provisions in the Leases may adversely impact our ability to sell properties and could adversely impact the price at which we can sell the properties.”

Management

Executive Officers, page 97

6.	Please revise your disclosure for each executive officer to provide the dates of employment for the past five years. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Information Statement has been revised on pages 101 and 102.

Employment Agreements with Named Executive Officers, page 102

7.
We note that you have entered into employment agreements with Messrs. Lenehan, Morgan, and Brat. It appears that these employment agreements may be material contracts required to be filed under Item 601(b)(10) of Regulation S-K. If so, please include these agreements in your exhibits to the Form 10.

Response: Please see Exhibits 10.8, 10.9 and 10.10 filed with Amendment No. 2.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
October 13, 2015

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sincerely,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:	Anthony G. Morrow, Esq., Corporate Secretary
Four Corners Property Trust, Inc.

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP